Mail Stop 4561

December 10, 2007

<u>**Via U.S. Mail and Fax (772-234-3355)**</u>
Mr. Robert E. Cauley
Chief Financial Officer
Bimini Capital Management, Inc.
3305 Flamingo Drive
Vero Beach, FL 32963

> RE: **Opteum, Inc.**
> **Form 10-K for the period ended December 31, 2006**
> **Filed March 14, 2007**
> **File No. 1-32171**

Dear Mr. Cauley:

　　We have reviewed your response letter dated November 30, 2007 and have the following additional comments. In our comments, we ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

　　Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Report of Independent Registered Public Accounting Firm – Opteum Financial Services, LLC</u>

1.   We have reviewed your response to prior comment 1. Your assertion that Opteum Financial Services, LLC (OFS) is not an issuer is irrelevant in this circumstance because the audit of OFS was part of the audit of Opteum, Inc., which is an issuer. The entire audit of the registrant must be performed in accordance with the standards of the PCAOB. Paragraph B5 of PCAOB Release 2003-025 clearly states that whether the other auditor is a registered public accounting firm or an associated person of a registered public accounting firm, the other auditor must comply with the standards of the PCAOB, which include AS-1.

2.   We have reviewed your response to prior comment 2. We do not agree that the D&T report does not meet the definition of an "accountant's report" within the meaning of Rule 1-02(a)(1) of Regulation S-X. Rule 1-02(a)(1) of Regulation S-X does not include the phrase "required to be filed" as part of the definition of an "accountant's report". As such, the D&T report must comply with Rule 2-02 of Regulation S-X. Furthermore, paragraph 3 of PCAOB AS-1 also requires the city and state of issuance to be included.

        Please respond to the comments included in this letter within ten business days. If you have any questions, you may contact William Demarest at (202) 551-3432 or me at (202) 551-3486.

                        Sincerely,

                        Daniel L. Gordon
                        Branch Chief